SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Force Protection, Inc.

(Name of Subject Company (Issuer))

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jeffrey R. Shuman, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$358,738,077	$41,111.39

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $5.52, the per share tender offer price, by the 64,988,782 outstanding shares of common stock of Force Protection, Inc. (including 1,279,651 outstanding time vested restricted shares and 691,550 outstanding performance-based restricted shares) as of November 4, 2011.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,111.39	Filing Party: General Dynamics Corporation and Falcon Acquisition Corp.
Form or Registration No.: 005-54295	Date Filed: November 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 18, 2011 by (i) Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), and (ii) Parent (as previously amended and supplemented, the “Initial Schedule TO” and which, together with this Amendment No. 2, collectively constitute this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $5.52, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Initial Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

This Amendment No. 2 is being filed to amend and supplement Items 1-11 as reflected below.

Items 1-11.

A.	Adding the following paragraph to the end of “Section 8—Certain Information Concerning the Company—Certain Unaudited Prospective Financial Information of the Company”:

“Following the commencement of the Offer, Parent and Purchaser have become aware of other financial information about the Company that Parent and Purchaser did not receive prior to the execution of the Merger Agreement and that Parent and Purchaser did not rely on in determining the Offer Price. Parent and Purchaser understand that the information was computed without review by the Company’s senior management and believe it to be immaterial for purposes of the Offer.”

The Offer to Purchase is hereby amended and supplemented as follows:

B.	Adding the following information to the end of the second paragraph of “Section 11—Background of the Offer” (on page 29 of the Offer to Purchase filed on November 18, 2011):

“Although management of the Company and General Dynamics Land Systems may have discussed strategic and commercial relationships from time to time between 2006 and July 2010, any such discussions among management of the Company and General Dynamics during that period with respect to a transaction in which General Dynamics would acquire the Company would have been only preliminary in nature.”

C.	Amending and restating the second sentence of the third paragraph of “Section 11—Background of the Offer” in its entirety as follows (on page 29 of the Offer to Purchase filed on November 18, 2011):

“Following periodic informal discussions, including a meeting in late September 2010 between various representatives of the parties, on October 13, 2010, Force Protection and General Dynamics Land Systems entered into a confidentiality agreement to facilitate the exchange of information in connection with a possible strategic transaction.”

D.	Adding the following information to the end of the fourth paragraph of “Section 11—Background of the Offer” in its entirety as follows (on page 29 of the Offer to Purchase filed on November 18, 2011):

“General Dynamics met with the Company twice in November 2010 to discuss in general their respective businesses, their commercial relationship, and a potential strategic relationship.”

E.	Adding the following information to the end of the paragraph that begins “On March 16, 2011” of “Section 11—Background of the Offer” in its entirety as follows (on page 30 of the Offer to Purchase filed on November 18, 2011):

“The March 16, 2011 indication of interest did not express the $425 million cash price as a per share amount. The Company later informed Parent and Purchaser that, for purposes of the Company’s review of the indication of interest, the Company equated the $425 million aggregate price to a per Share price of approximately $6.07 per Share.”

F.	Amending and restating the paragraph that begins “Immediately following the April 19, 2011 meeting” in “Section 11—Background of the Offer” in its entirety as follows (on page 30 of the Offer to Purchase filed on November 18, 2011):

“Immediately following the April 19, 2011 meeting, General Dynamics instructed its outside counsel, Jenner & Block LLP (“Jenner & Block”), to review certain diligence materials made available to General Dynamics by Force Protection by means of an electronic data room. General Dynamics and Jenner & Block then conducted due diligence on the Company, including review of documents and preliminary discussions regarding the Company and its businesses.”

G.	Amending and restating the first sentence of the paragraph that begins “On May 20, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 30 of the Offer to Purchase filed on November 18, 2011):

“Several weeks later, on May 20, 2011, after conducting additional detailed due diligence, Mr. Heebner contacted Mr. Moody to discuss certain diligence concerns raised during the preliminary diligence process, including litigation matters involving the Company, the claims against Force Protection pending with the U.S. Equal Employment Opportunity Commission, and the fact that, because of potential competitive sensitivities, Force Protection had provided little information concerning the Company’s third party joint venture arrangements such that General Dynamics could not adequately assess those business arrangements.”

H.	Amending and restating the paragraph that begins “On October 13, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 31 of the Offer to Purchase filed on November 18, 2011):

“On October 13, 2011, General Dynamics and Force Protection entered into an amendment to their confidentiality agreement that extended the agreement for an additional year, and shortly thereafter General Dynamics was granted access to an updated electronic data room to update the due diligence investigation that General Dynamics had conducted in April and May 2011.”

I.	Amending and restating the paragraph that begins “On October 14, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 31 of the Offer to Purchase filed on November 18, 2011):

“On October 14, 2011, General Dynamics submitted a written revised preliminary, non-binding indication of interest letter to Force Protection offering to enter negotiations to acquire the Company for an aggregate cash purchase price of $350 million. The October 14, 2011 indication of interest did not express the $350 million cash price as a per Share amount. The Company later informed Parent and Purchaser that, for purposes of the Company’s review of the indication of interest, the Company equated the $350 million aggregate price to a per share price of approximately $5.37 per Share.”

J.	Amending and restating the paragraph that begins “On October 17, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 31 of the Offer to Purchase filed on November 18, 2011):

“On October 17, 2011, representatives of General Dynamics and representatives of Force Protection convened a meeting near Force Protection’s corporate offices in South Carolina to provide an update on Force Protection’s business and outlook and to discuss certain diligence items that had been highlighted in General Dynamics’ spring 2011 review of the Company. Representatives for General Dynamics included Mr. Rayha, Mr. Wheeler, Mr. Whited, Mr. Kampani and James Murphy, Assistant General Counsel. Representatives of Force Protection included Mr. Moody, Mr. Mathis, John Wall, Senior Vice President and Assistant General Counsel, and Gregory T. Troy, Chief Human Resources Officer. Also present at the meeting were representatives of Jenner & Block and representatives of Force Protection’s financial and legal advisors. At this meeting, the representatives of Force Protection provided an update on the business of the Company, and Mr. Mathis shared with General Dynamics certain non-public unaudited financial information in connection with General Dynamics’ due diligence of the Company. The parties also discussed various due diligence items, including the stipulation of settlement entered into by Force Protection in connection with federal shareholder derivative litigation against Force Protection, the process for court approval of such settlement, the insurance proceeds available for any settlement payment, the structure of Force Protection’s various third party joint venture arrangements and the status of various other items raised by General Dynamics during its due diligence review of the Company in the spring of 2011. At the conclusion of the meeting, the parties agreed they would move forward with due diligence and that General Dynamics would prepare an initial draft merger agreement for consideration by Force Protection.”

K.	Amending and restating the paragraph that begins “On October 19, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on pages 31-32 of the Offer to Purchase filed on November 18, 2011):

“On October 19, 2011, Mr. Moody contacted Mr. Wheeler regarding the General Dynamics proposal, and Mr. Heebner then contacted Mr. Moody. During that discussion, Mr. Moody indicated to Mr. Heebner that the Company Board was supportive of the idea of a potential transaction with General Dynamics, but felt that a higher price would be necessary in order for the Company Board to approve the transaction. Following a further discussion of the business prospects of Force Protection (including its recent success with its Buffalo vehicle program), concerns about the defense market environment and the benefits a combination of the two companies would provide, Mr. Heebner indicated that General Dynamics would be willing to increase its offer price to a $360 million aggregate cash purchase price, but that he could not consider any higher price without finding a basis to support such higher price (which could only be found, if at all, after significant additional due diligence) and without presenting such higher price to the General Dynamics board of directors, all of which would likely significantly delay entering into an agreement. Mr. Moody indicated that he believed the revised offer may be acceptable to the Company Board, but that he would need to discuss the offer with the Company Board.”

L.	Amending and restating the paragraph that begins “On October 26, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 32 of the Offer to Purchase filed on November 18, 2011):

“On October 26, 2011, Mr. Wheeler contacted Mr. Mathis to indicate that he believed there were substantial issues with the draft Merger Agreement provided by Force Protection, including Force Protection’s request for a reduced, two-tiered termination fee that would only be either $2.25 million or $4.5 million, and that he believed reaching an agreement prior to the Company’s previously established deadline, which was in 11 days and which the Company stated was established to precede the deadline for filing the Company’s quarterly report for the third quarter of 2011 (which the Company stated it believed may have required disclosure of any pending discussions with General Dynamics) and to coincide with the Company’s previously-scheduled quarterly earnings announcement, would be very difficult if Force Protection insisted upon the terms in Force Protection’s most recent draft of the Merger Agreement. Mr. Mathis suggested that the parties and their representatives discuss the Merger Agreement the next day.”

M.	Amending and restating the first sentence of the paragraph that begins “On November 4, 2011” in “Section 11—Background of the Offer” in its entirety as follows (on page 33 of the Offer to Purchase filed on November 18, 2011):

“On November 4, 2011, Mr. Mathis called Mr. Wheeler and discussed with him the significant open matters, including the mechanics of the minimum tender condition, the extent of General Dynamics’ obligation to take certain actions with respect to obtaining required regulatory approvals, the definition of Material Adverse Effect, the parties’ rights to terminate the Merger Agreement and the size of, and triggers to, the termination fee.”

N.	Adding the following paragraph to the end of “Section 13—The Transaction Documents—The Merger Agreement—The Top-Up Option”:

“Based upon the number of Shares issued and outstanding, provided by the Company, on November 16, 2011, we believe that the Company would have approximately 237 million Shares available to issue to us as Top-Up Shares upon our exercise of the Top-Up Option.”

O.	Amending and restating the information set forth in the fourth bullet of the first paragraph of “Section 16—Certain Legal Matters; Regulatory Approvals—Certain Litigation” in its entirety as follows:

“• A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, which was amended on November 29, 2011, captioned Bhavdip Bhayani, et al. v. Michael Moody, et al.;”

P.	Adding the following paragraphs to the end of “Section 16—Certain Legal Matters; Regulatory Approvals—Certain Litigation”:

“On December 1, 2011, the Ninth Judicial District in Charleston County, South Carolina permitted the South Carolina plaintiffs to participate in discovery taking place in Wiener I.

In an oral order issued on December 2, 2011, the First Judicial District Court in Carson City, Nevada, denied plaintiffs’ request for expedited discovery in the cases pending before it in connection with the transactions contemplated by the Merger Agreement.

On December 5, 2011, Plaintiff Nicola Saulle filed a notice of withdrawal of his amended complaint dated November 14, 2011.

In orders dated December 6, 2011, the Second Judicial District Court in Washoe County, Nevada transferred all complaints pending before it to the Eighth Judicial District Court in Clark County, Nevada to be consolidated with Wiener I.

On December 7, 2011, the plaintiffs in Wiener I filed a motion for class certification. In an order dated December 9, 2011, the Eighth Judicial District Court in Clark County, Nevada certified a plaintiff class consisting of all record and beneficial owners of Shares as of November 6, 2011 and their successors in interest and/or their transferees, except for the defendants in Wiener I and certain affiliates of such defendants. Such class action proceedings are captioned In re Force Protection, Inc. Shareholder Litigation.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011

GENERAL DYNAMICS CORPORATION

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

FALCON ACQUISITION CORP.

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011, incorporated herein by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed November 18, 2011.

(a)(1)(H)	Email from Assistant Corporate Secretary of Force Protection, Inc., to certain employees of Force Protection, Inc., dated November 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Force Protection, Inc. filed November 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011, as amended.

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of General Dynamics Corporation, dated November 7, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of General Dynamics Corporation filed November 7, 2011.

(b)(1)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit 2.1 to the second Current Report on Form 8-K of Force Protection, Inc. filed November 7, 2011.

(d)(2)	Confidentiality Agreement dated as of October 13, 2010, as amended by an amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc., incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011.

(d)(3)	Amendment No. 1 to the Merger Agreement, dated as of November 30, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit (d)(3) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed December 1, 2011.

(g)	Not applicable

(h)	Not applicable